UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Aptera Motors Corp., 5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K of Aptera Motors Corp., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Aptera Motors Corp. Offering Circular filed pursuant to Regulation A.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

As used in this Annual Report, the terms “we”, “us”, “our”, “Aptera”, and the “Company”, means Aptera Motors Corp., unless otherwise indicated or unless the content indicates otherwise. Aptera is not legally related to Aptera Motors Inc.

ITEM 1.	BUSINESS.

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. The Company’s principal business is the development, production, and distribution of energy efficient solar-powered vehicles. An Aptera vehicle can be driven up to 40 miles a day and up to 11,000 miles a year just on solar power. To collect this power, each vehicle has over three square meters of solar panels. If a vehicle owner needs more power, a charge from a standard 110-volt outlet will give each vehicle a range of 1,000 miles.

Our mission is to build efficient transportation. Science drives our approach to building better vehicles and the result is something that can travel up to 1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely.

Throughout the year our testing and validation will help us launch into production with a reliable version of the Aptera. We are targeting to begin our earliest deliveries in 2024 and ramp production in 2025.

Our Advantages

At Aptera, our vision is to create a new way to move through the world as we aim to modernize vehicle design and manufacturing. Steel stamping, the common method for manufacturing vehicles, makes the manufacturing process inefficient and is significantly more expensive. With additive manufacturing, the Company can scale production and launch new models quicker. We use artificial intelligence to optimize parts for the greatest strength with the least amount of material and weight. And our composite body construction produces lightweight composite structures.

We believe that due to our different processes we can:

•	Lower manufacturing costs: We believe that we can lower manufacturing costs. This will allow us to use:

•	Cost efficient and simple tooling

•	Fewer robots

•	Fewer people

•	No welding

•	Rapid & inexpensive scaling: Aptera’s additive manufacturing strategy gives us the advantages of 3D printed tooling versus milled and finished metal tools.

•	Reduced part weights and count: Allows for humans to easily position parts making things easy and cheap to assemble.

•	Less labor and less space: Our modularized build and human positionable parts requires less labor and less space than traditional steel vehicle manufacturing.

Furthermore, solar power will be an integral part of our platform. Our unique diamond shaped solar panels are designed with the aim of maximizing the energy you get from the sun. This gives fully equipped vehicles ~700 Watts of continuous charging power — whether the vehicle is being driven or parked. With minimal energy loss, Aptera’s automotive-grade solar represents a way for EVs to minimize their reliance on the grid for charging.

Product

Our launch edition vehicle will have the following technical specifications:

•	400-mile range

•	0-60 mph as fast as 4 seconds

•	~700 watts of solar technology

•	Three in-wheel motors

•	Level 3 charging

•	Seats two passengers

•	Driver and passenger airbags

•	32.5 cubic feet of rear storage

•	Recyclable body

Distribution Plan

Aptera’s strategy leverages lessons from Tesla

•	Direct-to-consumer sales

•	Online promotion/test-drive scheduling & events in key markets

•	Regional pre-delivery warehousing in leased facility requires little CAPEX

•	Southern California rollout initially with Major Metro Areas soon after

•	Mobile service house calls (a model proven globally by Tesla)

Our Market

Electric vehicles are growing. According to analysis by IHS Markit, 40–45 percent of new car sales could be electric by 2035. Reuters estimates that by 2050 more than half of the vehicles on U.S. roads could be EVs. Fortune Business Insights projects the market will grow from $287.36 billion in 2021 to $1,318.22 billion in 2028 at a CAGR of 24.3%. We believe that this increase is attributable to the market’s growth and demand, environmental impact of gas-powered vehicles, and the upsurge in gas prices.

Suppliers

Aptera is working on developing relationship with suppliers with an aim to producing vehicles, the company has entered into the following agreements:

•	Two separate agreements with Chery New Energy Automobile Co. Ltd. (“Chery”):

•

a Technical Services Agreement (the “TSA”). Pursuant to the TSA, Chery will assist the Company with feasibility studies and technical services related to certain components we will use in our vehicles. The Company will pay Chery fixed, hourly rates for Chery’s personnel.

•	a License Agreement, pursuant to which the Company is licensing from Chery certain technology to be used in the production of the Company’s vehicles.

•

License agreement with Elaphe Propulsion Technologies Lt. under which the Company is licensing certain proprietary technology and information relating to the design and production of electric powertrain in wheel motors and related products and technology. The agreement only goes into effect when the Company purchases 20,000 motors.

In addition, the Company has entered into non-binding agreements with RedViking, an AGVs (automated guided vehicles) supplier, and with Yazaki, an engineering service supplier and line prototype and production part supplier. Both these agreements are non-binding and until they are binding the terms and/or the agreement may be amended at any time by either party. The Company intends to enter into various agreements as it gears up to the production of its vehicles.

Our Subsidiary

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”) AI became a wholly-owned subsidiary of the Company. During 2022 Aptera discovered a low-cost and high-quality alternative for the in-vehicle infotainment system through an external supplier. As a result, the Company re-evaluated the need to support the AI business’s required research and development costs to support the display systems it sold. In April of 2023 the Company began the process of selling AI back to its original owners.

Environmental Impact

If one out of every 20 ICE vehicles on the road were replaced with an Aptera, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Competition

The automotive business is competitive.

We face competition from a variety of automobile manufacturers, many of whom have significantly more resources than we do. These competitors include Tesla, BMW, Toyota, and Rivian. Traditional automobile manufacturers are increasingly devoting more resources to developing hybrid and electric vehicles. As a result of this competition, the Company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available or, if available, the terms of such financing will be favorable to the Company.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. We are not aware of any pending or threatened legal actions that we believe would have a material impact on our business.

Employees/Consultants

We have 55 full-time employees. We currently have an employee stock option plan (Note 11) but no pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

Aptera is dependent on the following intellectual property:

We have been granted 2 design patents, have 32 patents pending, and our patenting process is ongoing. Pending patent applications include nine design, eight provisional, and thirteen non-provisional patent applications, with eight pending in the United States and four applications pending worldwide via the Patent Cooperation Treaty. These patents cover our electrical CAM/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, and manufacturing techniques.. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method(s), process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

THE COMPANY’S PROPERTY

The Company leases two facilities for its operations. One is located in Carlsbad, California and spans approximately 77,000 square feet, intended for final vehicle assembly. The other facility in Vista, California, covers approximately 120,000 square feet, and is dedicated to the production of solar panels. Refer to Note 6 in the financial statements below for specific lease details concerning our reassessment of our need for production facility space, that resulted in impairment charges recognized on our operating lease assets at year-end.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

We were formed as a Delaware corporation on March 4, 2019. The Company was formed to engage in the production of energy-efficient, solar powered vehicles. The Company first began receiving orders for its product in pre-sales in December 2020. We have not delivered any products, and to date we have not recognized any vehicle revenue .

Operating Expenses

Operating expenses are classified as general, selling and administrative and research and development.

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth and the costs associated with increased reporting requirements.

Research and Development

The Company spends significant money on engineering expenses to further its product design and capabilities. Research and development expenses consist primarily of personnel costs for our teams in engineering and research, supply chain, quality, and manufacturing engineering.

Results of Operations

Comparison of the results of operations for the years ended December 31, 2022, and 2021

General, Selling and Administrative Expenses

Growth in internal processes and systems required us to increase spending on our operational departments, the result was a $13.4 million (or 181%) increase in general, selling and administrative expenses related to:

•

An increase in stock-based compensation of $4.1 million due to the hiring of key management and executive positions as well as executives meeting performance-based milestone vesting on their stock options

•	An increase in salary, wages and benefits of $2.5 million due to increased headcount for a significant portion of the year to meet operational needs

•	An overall increase in marketing expenses of $1.6 million due to additional costs associated with marketing our vehicle and Regulation A offering

•

An increase in outside services including legal and professional fees $2.5 million as a result of outsourced legal, accounting, business development and information technology services to operate and expand the business.

•	An increase of $1.3 million of asset impairment expense for beginning to vacate the Vista building lease (Note 6)

•	An increase of $0.8 million in office equipment, supplies, membership fees and subscriptions as we moved into a new space and hired more staff during certain parts of the year.

Research and Development Expenses

As we near mass production of our vehicle there has been an increase in research and development costs related to moving from gamma prototype level to final delta design for production and design for manufacturing, the result was a $29.2 million (or 254%) increase in research and development costs specifically related to:

•	An increase in stock-based compensation of $2.6 million due to the hiring of key management and positions as well as stock options for the increase in headcount for the engineering department

•	An increase in salary, wages and benefits of $7.7 million due to increased headcount during a significant portion of the year

•	An increase in outside services $6.6 million due to significant increase in engineering services

•	An increase in technology licensing fees $6.9 million due to technology licensing agreement

•	An increase in equipment materials of $2.7 million to further develop the vehicle and its capabilities

•	An increase of $2.1 million for facilities costs due to additional leased space and

•	An increase of $0.2 million in supplies and logistics costs

Change in Fair Value of SAFE Liability

On August 25, 2022, the Company converted all outstanding SAFE agreements into preferred stock. Prior to the conversion there was an adjustment of the fair value of the SAFE liability to the increase in the fair value of the Company’s stock that was used in estimating the fair value of the SAFE liabilities. This adjustment accounted for $20.4 million in overall net loss for the year. Like many early-stage companies, the Company used SAFEs as an investment vehicle for early investors.

Loss from Discontinued Operations

During the first quarter of 2023, the Company determined that the infotainment display subsidiary AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the Company has reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations for all periods presented.

Net Loss

As a result of the foregoing, the Company’s net loss for the year ended December 31, 2022, was $82.3 million compared to $96.5 million for the year ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $39.9 million in total assets, including $10.8 million in cash and cash equivalents, $0.7 million in prepaids and others, which relates to software and refunds due from vendors, $86 thousand in merchant receivables, which relates to amounts receivable from pre-orders received through the Company’s merchant processor, $11.4 million in property and equipment, net of accumulated depreciation, $11.8 million in operating lease assets for the Company’s two facilities and $135 thousand in current assets held-for-sale – discontinued operations.

As of December 31, 2022, the Company had $23 million in total liabilities including $2.3 million in accounts payable, $2.8 million in accrued liabilities, $3.3 million in unearned reservation fees, $14.4 million in lease liabilities and $192,000 current liabilities held-for-sale – discontinued operations.

Our history of recurring operating losses, and negative cash flows from operating activities give rise to substantial doubt regarding our ability to continue as a going concern. We believe the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. We anticipate that we will need at least $50 million, in addition to the amounts previously raised, to reach the vehicle production stage. Fluctuations in our fundraising may require modifying our use of proceeds to extend our operations. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations. The Company has no bank lines or other financing arranged and if we are unsuccessful raising funds through this offering, we may not be able to continue our operations.

To date, the Company has primarily been funded from the sale of our common stock as well as the sale of SAFE agreements.

Equity Issuances

During the year ended December 31, 2022, the Company issued:

•	1,410,179 shares of our Class A common stock at a weighted average price of $8.87 per share for total proceeds of $10.2 million;

•	3,599,588 shares of its Class B Common Stock at a weighted average price of $9.16 per share for total proceeds of $29.0 million;

•

77,079 shares of its Series B-1-A Preferred Stock at a weighted average price of $9.20 per share for total proceeds of $.7 million; 379,774 shares of its Series B-1-B Preferred Stock, 4,234,991 shares of its Series B-1-C Preferred Stock, 772,597 shares of its Series B-1-D Preferred Stock, 4,618,667 shares of its Series B-1-E Preferred Stock, 1,071,984 shares of its Series B-1-F Preferred Stock, and 9,091 shares of its Series B-1-G- Preferred Stock due to the conversion of the Company’s SAFE notes, the conversion was triggered by the sale of the B-1-A Preferred Stock.

•	SAFE agreements in exchange for services totaling $80 thousand.

On October 24, 2022, the Company entered into a non-binding term sheet with a potential investor. Under the terms of the term sheet the investor agrees to purchase 2,000,000 shares of a yet-to-be-formed class of preferred stock of the Company for $10.50 per share, with total consideration of $21 million. The terms of the preferred stock include granting the investor the opportunity to appoint one director as well as board observer rights. In addition, upon the achievement of certain milestones by the Company, the shares of preferred stock will be converted on a 1:1 basis into the Company’s Class A Common Stock. This financing is contingent on the completion of financial and legal due diligence and both parties agreeing on the final terms. There is no assurance that this financing will occur. If the financing does occur, the earliest it will occur will be in Q3 2023.

In February of 2023, Aptera Motors was approved for a $21.9 million grant from the California Energy Commission “CEC” to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on the Company achieving certain milestones, including having matching funds, as well as providing updates. Though management is working diligently to meet the requirements of the grant, there is no guarantee it will be able to do so.

Commitment and Contingencies

For the years ending December 31, 2022 and December 31, 2023, the lease payments will be $697,546 and $1,108,782. Further information on the leases can be found in Note 6 of the Financial Statements.

License Agreement

On January 13, 2022, the Company entered into a Technology License Agreement (“TLA”). This enables the company to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data.

In consideration, the Company will pay license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement (“PSA”) after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, the Company agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the milestones set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

Through December 31, 2022, the Company paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. Subsequent to December 31, 2022, this agreement was amended to a fixed fee of the $1 million in cash, the amount already paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

Trend Information

Our focus in 2022 was completing a production intent vehicle design by the end of the year. In 2023, we intend to engage with many new partners to supply validated production parts. We will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the company will experience increased spending across the organization including general, selling, and administrative as well as research and development expenses.

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices, increases in interest rates and any future global impact from the COVID-19 pandemic. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of electric vehicle companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely to have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

ITEM 3.	DIRECTORS AND OFFICERS

The Company’s officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Chris Anthony	Co-Chief Executive Officer; Interim Chief Financial Officer	47	March 2019 –Present	Full-time
Steve Fambro	Co-Chief Executive Officer & Secretary	55	March 2019 – Present	Full-time
Sarah Hardwick	Chief Marketing Officer	45	July 2021 – Present	Full-time
Directors:
Chris Anthony	Director	47	March 2019 – Present	N/A
Steve Fambro	Director	55	March 2019 – Present	N/A
Brian W. Snow	Director	48	January 2022 – Present	N/A
Doug Lui	Director	49	May 2022 – Present	N/A

Chris Anthony, Co-Chief Executive Officer, Interim Chief Financial Officer, and Director:

Chris Anthony is our Co-CEO and Interim Chief Financial Officer. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $100m in private equity, DPO, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

Steve Fambro, Co-Chief Executive Officer and Director:

Steve Fambro is currently our Co-CEO. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro; which built a superefficient pesticide/herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

Brian W. Snow, Director:

In January 2022, Brian W. Snow joined the Company as a director. Brian is currently the Managing General Partner in Impala Ventures, a venture capital firm focused on the disruptive commercial real estate technology sectors. He advises, mentors and invests in founders that he believes have the ability to build companies of scale and that are transforming the built environment. From 2011 to 2017, Brian was the Co-Founder and CEO of Pristine Environments, an Integrated Facility Management and Building Intelligence technology company.

Doug Lui, Director:

Doug joined the Board of Aptera in June 2022. He is currently Venture Partner of Vine Ventures Corp., actively involved in several portfolio companies as strategic advisor and resident executive roles, in addition to overseeing due diligence on prospective companies he has been in that position since October 2020.

From 2016-2020, he was Chief Audit Executive of Sand China Ltd., the world’s largest gaming company, developer, owner and operator of multi-use integrated resorts, listed on Hong Kong Stock Exchange and key subsidiary of Las Vegas Sands listed on the New York Stock Exchange. In 2010-2015, he was the Group General Manager of Audit & Risk Management of Hongkong & Shanghai Hotels, operator of the famed Peninsula Hotel group, listed on the Hong Kong Stock Exchange.

In 2001-2010, he held multiple executive global and regional roles in the Universal Studios and Music Groups based in LA and New York, SAP AG North Asia division based in Hong Kong, and other international conglomerates.

He is an EY alumni, an active member of the Chartered Professional Accountants of Canada, and a Board Governor for Institute of Internal Audit (to 2020).

Sarah Hardwick, Chief Marketing Officer:

Sarah Hardwick is our CMO and one of the original Aptera team members. Founder of award-winning agency Zenzi where she had worked from 2002 to 2021, she has a history of success collaborating with high-profile brands including Nestle, Chiquita, Crystal Geyser, AOL, DirecTV, and more. Sarah holds a BA in Communications from the University of Denver. She is a savvy digital marketer, passionate community builder, driver of revenue and growth.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ending December 31, 2022, we compensated our executive officers and directors as follows (in thousands):

	Cash Compensation	Option Awards			Total Compensation
Chris Anthony (CEO/Director)	$262	$			$262
Steve Fambro (CEO/Director)	$257	$			$257
Brian Snow (Director)	$135		$3,936	(1)(2)	$4,071
Doug Lui (Director)	$—		$4,233	(1)(3)(4)	$4,233
Sarah Hardwick (CMO)	$231	$			$231
Jannies Burlingame (5)	$314	$			$314

(1)

Amounts reflect the aggregate grant date fair value of the options granted in 2022, computed in accordance with Financial Accounting Standards Board ASC Topic 718 (ASC 718). This amount does not reflect the actual economic value realized by the director.

(2)

On February 12, 2022, options to purchase 297,369 base shares and 297,368 performance bonus shares for an exercise price of $8.80 per share were granted to Mr. Snow under the 2021 Stock Option and Incentive Plan. One-fourth of the base shares will vest on February 24, 2023, and the remaining options will vest annually over the following three years. The performance bonus shares will vest upon completion of performance metrics, see the Stock Option Grant attached as Exhibit 6.9.

(3)	On January 3, 2022, options for 100,000 shares for an exercise price of $8.80 per share of Class B Stock were granted to Mr. Lui under the 2021 Stock Option and Incentive Plan.
(4)

On May 24, 2022, options to purchase 300,000 base shares and 200,000 performance bonus shares for an exercise price of $9.20 per share were granted to Mr. Lui under the 2021 Stock Option and Incentive Plan. One-fourth of the base shares will vest on May 24, 2023, and the remaining options will vest annually over the following three years. The performance bonus shares will vest upon completion of performance metrics, see the Stock Option Grant attached as Exhibit 6.10.

(5)	Ms. Burlingame is no longer with the Company.

We compensated two of the directors in their capacity as directors in aggregate as follows: $135 thousand in cash compensation and options worth $8.2 million in aggregate based on the grant date fair value of the options granted in 2022, computed in accordance with Financial Accounting Standards Board ASC Topic 718 (ASC 718), see the chart above for additional details. This value attributable to the options does not reflect the actual economic value realized by the director.

ITEM 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2022, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options have vested.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of Class (3)(4)(5)
Michael Johnson Properties, Ltd.	15,249,750 shares of Class A Common Stock	0	27.38%
Chris Anthony	15,000,000 shares of Class A Common Stock	0	26.92%
Steve Fambro	15,000,000 shares of Class A Common Stock	0	26.92%
Patrick H Quilter Trust	5,724,000 shares of Class A Common Stock	0	10.27%
All executive officers and directors as a group	30,000,000 shares of Class A Common Stock	0	53.85%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motors Corp., 5818 El Camino Real Carlsbad, CA 92008.
(2)	Options are not vested.
(3)	Based on 55,714,810 shares of Class A Common Stock outstanding.
(4)	No individual owns more than 10% of the Series B Preferred Stock.
(5)

This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

ITEM 5.	INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

For the year ended December 31, 2021, the Company paid $0.3 million in marketing services provided by a vendor controlled by Sarah Hardwick, our Chief Marketing Officer. The fees relate to consulting services performed by Ms. Hardwick prior employment at the Company.

ITEM 6.	OTHER INFORMATION

None.

ITEM 7.	FINANCIAL STATEMENTS

APTERA MOTORS

CORP. FINANCIAL

STATEMENTS

As of December 31, 2022, and 2021 and for the Years then

Ended

APTERA MOTORS

CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon
San Diego, California
April 28, 2023
We have served as the Company’s auditor since 2019.

APTERA MOTORS CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash, cash equivalents and restricted cash	$10,775	$19,335
Merchant receivable	86	19
Prepaids and other	640	805
Current assets held-for-sale - discontinued operations[1]	135	—

Total current assets	11,636	20,159
Deposits and other long-term assets	2,743	2,743
Property and equipment, net	11,411	358
Operating lease assets, net	11,765	—
Long-term assets held-for-sale - discontinued operations[1]	2,364	—

Total assets	$39,919	$23,260

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,312	$1,407
Accrued liabilities	2,787	550
Unearned reservation fees	3,307	1,243
Debt, short term	—	60
Current portion of lease liabilities and other current liabilities	1,640	—
Current liabilities held-for-sale - discontinued operations[1]	192	—

Total current liabilities	10,238	3,260
Simple agreements for future equity (“SAFE”)	—	81,512
Long-term lease liabilities, net	12,708	—
Other long-term liabilities	15	—

Total liabilities	22,961	84,772
Commitments and contingencies (Note 8)
Stockholders’ Equity (Deficit)
Preferred stock, par value $0.0001; 31,304,495 and 0 shares authorized as of December 31, 2022 and 2021, respectively; 11,164,183 and 0 shares issued and outstanding, respectively (Note 10)	1	—
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,714,810 and 54,304,631 shares issued and outstanding, respectively	6	5
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 8,862,872 and 5,298,157 shares issued and outstanding, respectively	1	1
Additional paid-in capital	200,163	40,404
Subscription receivable	—	(985)
Accumulated deficit	(183,213)	(100,937)

Total stockholders’ equity (deficit)	16,958	(61,512)

Total liabilities and stockholders’ equity (deficit)	$39,919	$23,260

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues	$—	$—
Operating Expenses:
General, selling, and administrative	20,845	7,408
Research and development	40,631	11,472

Total operating expenses	61,476	18,880

Operating loss	(61,476)	(18,880)

Other income	104	16
Change in fair value of SAFE liability	(20,356)	(77,660)

Loss before income taxes	(81,728)	(96,524)
Loss from discontinued operations, net of tax (Note 3)	(548)	—

Net loss attributable to Aptera common shareholders	(82,276)	(96,524)

Continuing operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$(1.30)	$—

Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$(0.01)	$(1.74)

Weighted average shares outstanding of Class A and B common stock - basic and diluted	62,906,411	55,449,555

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share and per share data)

							Additional			Total
	Preferred Stock		Class A Common Stock		Class B Common Stock		Paid-In	Subscriptions’	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit
December 31, 2020	—	$—	51,198,750	$5	—	$—	$3,395	$—	$(4,413)	$(1,013)
Sale of common stock	—	—	3,105,881	—	5,271,841	1	33,458	(985)	—	32,474
Stock issuance costs	—	—	—	—	—	—	(1,648)	—	—	(1,648)
Shares issued for services	—	—	—	—	26,316	—	100	—	—	100
Stock based compensation	—	—	—	—	—	—	5,099	—	—	5,099
Net loss	—	—	—	—	—	—	—	—	(96,524)	(96,524)

December 31, 2021	—	$—	54,304,631	$5	5,298,157	$1	$40,404	$(985)	$(100,937)	$(61,512)

Sale of common stock	—	—	1,159,092	1	3,116,400	—	38,943	985	—	39,929
Conversion of SAFEs	11,087,104	1	—	—	—	—	102,000	—	—	102,001
Sale of preferred stock	77,079	—	—	—	—	—	709	—	—	709
Stock issuance costs	—	—	—	—	—	—	(2,027)	—	—	(2,027)
Shares issued for services	—	—	—	—	448,315	—	5,981	—	—	5,981
Shares for Andromeda acquisition	—	—	251,087	—	—	—	2,310	—	—	2,310
Stock based compensation	—	—	—	—	—	—	11,843	—	—	11,843
Net loss	—	—	—	—	—	—	—	—	(82,276)	(82,276)

December 31, 2022	11,164,183	$1	55,714,810	$6	8,862,872	$1	$200,163	$—	$(183,213)	$16,958

See accompanying notes to the consolidated financial statements.

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating Activities From Continuing Operations
Net loss from continuing operations	$(81,728)	$(96,524)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	252	15
Operating lease asset impairment	1,272
SAFE issuance costs	—	41
SAFEs issued for services	80	—
Change in fair value of SAFE liability	20,356	77,660
Stock based compensation	11,843	5,100
Common stock issued for services	5,981	100
Changes in operating assets and liabilities:
Merchant receivable	(67)	417
Prepaids	165	(758)
Deferred offering costs	—	58
Deposits and other long-term assets	—	(2,743)
Accounts payable	905	1,407
Accrued expenses	2,237	417
Unearned reservation fees	2,064	791
Operating lease assets and liability, net	1,311	—
Other long-term liabilities	15	—

Net cash used in operating activities from continuing operations	(35,314)	(14,019)
Investing Activities from Continuing Operations
Purchase of property and equipment	(11,305)	(307)

Net cash used in investing activities from continuing operations	(11,305)	(307)
Financing activities from Continuing Operations
Payments on debt instruments	(60)	—
Proceeds from SAFE agreements	53	2,181
Proceeds from sale of series B preferred	709	—
Proceeds from sale of common stock	39,929	32,474
Common stock issuance costs	(2,027)	(1,648)

Net cash provided by financing activities from continuing operations	38,604	33,007
Discontinued Operations[1]
Total used by operating activities	(545)	—
Total used by investing activities	—	—
Total used by financing activities	—	—

Decrease in cash from discontinued operations	(545)	—
Increase (decrease) in cash and cash equivalents	(8,560)	18,681
Cash, cash equivalents and restricted cash, beginning of year	19,335	654

Cash, cash equivalents and restricted cash, end of year	$10,775	$19,335

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

Non cash investing and financing activities:
Subscriptions’ receivable	—	985

Common stock issued for acquisition	$2,310	$—

Conversion of SAFE’s into preferred stock	$102,001	$—

Issuance of contractor SAFEs	$80	$—

See accompanying notes to the consolidated financial statements

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

The Company is developing an electric vehicle focused on efficiency. We began designing the production vehicle while collecting pre-orders for its sale in 2022, this manifested in our Beta and Gamma prototypes show in 2021 and 2022 respectively. We intend to enter into production of this vehicle in 2024, subject to many variables.

Aptera Motors Corp. was incorporated on March 4, 2019 (‘Inception”) in the State of Delaware. On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”) AI became a wholly-owned subsidiary of the Company. Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company,” “we,” “us” or “our” and similar terms refer to Aptera Motors Corp. and its subsidiaries.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and inflation of production and shipping costs. These adverse conditions could affect the Company’s financial condition and the results of its operations. The Company may also be adversely affected by the impact of COVID-19 on our global supply chain.

Going Concern and Management’s Plans

We will rely on external financings to operate in the Company’s early stages. We will incur significant additional costs before achieving revenue. The Company invests heavily in research and development to bring the vehicle to production and will incur losses from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our ongoing Regulation A offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Discontinued Operations

In February 2023, we determined that our infotainment display business AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the Company has reported the held-for-sale assets and liabilities, the operating results and the cash flows of AI in discontinued operations for all periods presented throughout this Annual Report on Form 1-K. Unless otherwise indicated, amounts and activity in this Annual Report are presented on a continuing operations basis. See Note 3, “Discontinued Operations,” in the Notes to Consolidated Financial Statements for further information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. Management uses historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates. The most significant estimates made in preparing the accompanying financial statements, for which it is reasonably possible that changes in estimates will occur in the near term, include the following:

•	Fair value measurement of SAFE contracts

•	Recoverability of long-lived assets

•	Stock-based compensation

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022, and 2021.

As of December 31, 2022, and 2021, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following are the classes of assets and liabilities measured at fair value at December 31, 2022 and 2021, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

	Fair Value Hierarchy as of December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$7,214	$—	$—	$7,214

Total Assets	$7,214	$—	$—	$7,214

Liabilities:
SAFE agreements	$—	$—	$—	$—

Total liabilities	$—	$—	$—	$—

	Fair Value Hierarchy as of December 31, 2021
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$—	$—	$—	$—

Total Assets	$—	$—	$—	$—

Liabilities:
SAFE agreements	$—	$—	$81,512	$81,512

Total liabilities	$—	$—	$81,512	$81,512

The Company measures the fair value of the Simple Agreements for Future Equity (“SAFE”) at their fair value on a recurring basis (see Note 7). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company’s Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company’s equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company’s common stock, estimated volatility of the Company’s common stock, estimated life and management’s estimate of the probability of settling the SAFEs under the possible settlement alternatives.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2022, and 2021 (in thousands):

Level 3 Liabilities
SAFEs, December 31, 2020	$1,630
Additions	2,222
Changes in fair value	77,660

SAFEs, December 31, 2021	$81,512
Additions	80
Changes in fair value	20,356
SAFE Conversion	(101,948)

SAFEs, December 31, 2022	$—

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash, Cash Equivalents and Restricted Cash

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. In connection with the lease due that commences on July 1, 2022 a security deposit in the form of an unconditional and irrevocable letter of credit for $0.9 million was entered into. This amount is included in the Company’s cash, cash equivalents and restricted cash balance as of December 31, 2022.

Merchant Receivable

Merchant receivable is related to amounts receivable from pre-orders received through the Company’s merchant processor. Merchant receivable is shown net of fees charged by the merchant processor.

Trade Accounts Receivable

The Company records trade accounts receivable at the invoiced amount and they do not bear interest. The Company has a policy to review outstanding receivables on a periodic basis for collectability and does not maintain an allowance for doubtful accounts as of December 31, 2022 and 2021. The entirety of the trade accounts receivable as of December 31, 2022 is aggregated in current assets held-for-sale - discontinued operations (Note 3).

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years, see Note 5.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

We recorded impairment charges totaling $1.3 million during the year ended December 31, 2022 related to operating lease assets as discussed further in Note 6 to our consolidated financial statements.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Capitalization of Software Costs

We capitalize costs incurred in the development of internal use software, during the application development stage to Property, plant and equipment, net on the consolidated balance sheets. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Such costs are amortized on a straight-line basis over its estimated useful life of three years.

Software development costs incurred in development of software to be sold, leased, or otherwise marketed, incurred subsequent to the establishment of technological feasibility and prior to the general availability of the software are capitalized when they are expected to become significant. Such costs are amortized over the estimated useful life of the applicable software once it is made generally available to our customers.

We evaluate the useful lives of these assets on an annual basis, and we test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. For the years ended December 31, 2022 and 2021 we have recognized no material impairments of capitalized software costs.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded as a gross amount including the merchant processor fees charged on each transaction. The Company reserves all fees collected for customer reservations in a separate money market account.

Leases

The Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) requires the recognition of assets and liabilities for leases that are not short-term. The Company adopted the provisions of the ASU, along with the provisions of all other issued ASUs containing related amendments, on January 1, 2022. The Company had no existing leases with terms of more than 12 months as of January 1, 2022. As such, amounts in the consolidated financial statements and accompanying notes prior to January 1, 2022 have not been restated and continue to be reported in accordance with the legacy accounting requirements in Accounting Standards Codification (“ASC”) Topic 840, Leases.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Company may enter into purchase obligations with certain vendors. They represent expected payments to third party service providers and other commitments entered into during the normal course of our business. These purchase obligations are generally cancellable with or without notice without penalty, although certain vendor agreements provide for cancellation fees or penalties depending on the terms of the contract.

Goodwill

In accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other (ASC 350), goodwill and other identifiable intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with FASB ASC Topic 360, Property, Plant, and Equipment (ASC 360).

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Goodwill

In accordance with ASC 360, long-lived assets such as property and equipment and intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying values of these assets are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less estimated selling expenses.

In accordance with ASC 350, goodwill should be tested for impairment when a triggering event occurs that indicates that the fair value of an entity or a reporting unit may be below its carrying amount. This determination consists of an optional qualitative assessment to determine whether the quantitative impairment test is necessary. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the following quantitative test. First, the entity determines the fair value of a reporting unit and compares it with its carrying amount. Second, if the carrying amount of reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to the purchase price allocation, in accordance with ASC 805. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

ASU 2014-02 further simplifies goodwill impairment by eliminating step two of the current impairment test, which requires the hypothetical application of the acquisition method to calculate the goodwill impairment amount. If elected, the accounting alternative in ASU 2014-02 must be applied prospectively to (I) goodwill existing as of the beginning of the period of adoption and (2) all new goodwill recognized in annual periods beginning after December 15, 2014, and in interim periods within annual periods thereafter. The Company has elected this simplified goodwill impairment test.

No impairment losses of goodwill were recognized for the year ended December 31, 2022. The entirety of the goodwill as of December 31, 2022 is aggregated in Long-term assets held-for-sale - discontinued operations (Note 3).

Debt – Economic Injury Disaster Loan Program (EIDL)

In the acquisition of Andromeda Interfaces, Inc., “AI”, the Company assumed an unsecured loan in the amount of $100,500 through its new wholly owned subsidiary under the Economic Injury Disaster Loan program or the “EIDL”. EIDL loans provide the necessary working capital to help small businesses survive until normal operations resume after a disaster. The entirety of the Debt balance as of December 31, 2022 is aggregated in Current liabilities held-for-sale - discontinued operations (Note 3).

Simple Agreements for Future Equity (SAFE)

The Company has issued SAFE instruments in exchange for cash financing with outside investors. The Company has also issued SAFEs in exchange for work performed by independent contractors. The Company converted its SAFEs into preferred stock on August 25, 2022 see Note 7.

Prior to conversion, the Company had accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging. If any changes in the fair value of the SAFEs occur, the Company records such changes through earnings.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

96% of revenue came from two customers during the year ended December 31, 2022. All revenue recorded for the year ended December 31, 2022 were for sales through the subsidiary and are included in Loss from discontinued operations, net of tax (Note 3).

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity- based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, and restricted cash. The Company places its cash with domestic financial institutions that are federally insured within statutory limits, but at times its deposits may exceed federally insured limits.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s 2021 Stock Option and Incentive Plan (Note 11).

For the years ended December 31, 2022 and 2021, the loss per share was $1.30 and $1.74, respectively, based on weighted average shares outstanding of Class A common stock of 55,420,037 and 53,511,467, Class B common stock of 7,486,374 and 1,938,088 respectively. Additionally, there are 11,164,183 shares of Preferred Series B stock that are convertible into Class B common stock (Note 7). The outstanding dilutive securities as of December 31, 2022 and 2021 consists of outstanding options of 10,997,794 and 10,622,944, respectively. For the years ended December 31, 2022 and 2021, we incurred a net loss for which the effects of our dilutive securities would be antidilutive and are excluded from diluted EPS calculations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective approach (“adoption of the new lease standard”). This approach allows entities to either apply the new lease standard to the beginning of the earliest period presented or only to the consolidated financial statements in the period of adoption without restating prior periods. The Company has elected to apply the new guidance at the date of adoption without restating prior periods.

The Company has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Company is reasonably certain to exercise. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the later of ASC 842 adoption date or lease commencement date. Because most of the Company’s leases do not provide an implicit rate of return, the Company used the Company’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Topic 740, Income Taxes in order to reduce cost and complexity of its application. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. For nonpublic entities, the guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022, and there was an immaterial impact to the consolidated financials and related disclosures.

NOTE 3 – DISCONTINUED OPERATIONS

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation(“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”)

The Company completed the AI Acquisition on April 1, 2022 (“AI Closing Date”) and acquired all issued and outstanding shares of AI. In accordance with the agreement: (A) AI stock was converted into rights to receive 251,087 Class A Common Stock for a total fair value of $2.2 million, (B) MergerSub equity units issued and outstanding converted into 100 common shares, no par value of AI, (C) 100 common shares of AI were issued to the Company, (D) each unexercised AI option to purchase AI Stock (whether or not vested) were automatically cancelled, and (E) former AI stockholders were awarded stock options under the Company’s 2021 Stock Option and Incentive Plan.

The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is a “plan of reorganization” within the meaning of the regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The acquisition was accounted for as a business combination. As of December 31, 2022, goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired. The company allocated the purchase price in regard to the acquisition related to the assets acquired and liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Preliminary Purchase Price Allocation
Cash and cash equivalents	$28
Trade accounts receivable	23
Other assets	2
Goodwill	2,362
Accounts payable	(1)
Debt	(104)

Purchase price consideration	$2,310

During the first quarter of 2023, the Company determined that the infotainment display subsidiary AI met the held-for-sale and discontinued operations accounting criteria. Accordingly, the Company has reported the held-for-sale assets and liabilities and the operating results of AI in discontinued operations for all periods presented in this Annual Report.

A business is classified as held-for-sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value, and certain other criteria of ASC 360 are met. A business classified as held-for-sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. When the carrying amount of the business exceeds its estimated fair value less costs to sell, a loss is recognized and updated each reporting period as appropriate. A business held-for-sale is classified as discontinued operations if the disposal group is a component of an entity; the component of an entity meets the held-for-sale criteria of ASC 360; and disposal of the component of an entity represents a strategic shift that will have a major effect on the entity’s operations and financial results.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, the Company launched its pre-orders using a third-party merchant processor. As of December 31, 2022, the Company has recorded unearned reservation fees of $3.2 million as the gross amount due to customers, should they require a refund. The fees charged by the merchant processor of $96 thousand and $27 thousand for the years ended December 31, 2022 and 2021, respectively were recorded to general and administrative expenses. As of December 31, 2022 and 2021, the Company has a net amount receivable of $86 thousand and $19 thousand, respectively, from the merchant processor which is recorded as a merchant receivable.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Leasehold improvements	$686	$—
Computers, hardware & software	95	—
Research and development equipment	787	272
Other equipment	544	44
Construction in progress	9,568	59

	11,680	375
Less accumulated depreciation and amortization	(269)	(17)

Total property and equipment, net	$11,411	$358

Depreciation of property and equipment held for use amounted to $0.3 million and $14.5 thousand for the years ended December 31, 2022 and 2021, respectively.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – LEASES

The Company has entered into operating leases for certain of the Company’s offices, manufacturing, equipment and vehicles in Carlsbad, California and Vista, California. The Company has determined if an arrangement is a lease, or contains a lease, including embedded leases, at inception and records the leases in the Company’s financial statements upon later of ASC 842 adoption date of January 1, 2022, or lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

The balances for the operating lease where the Company is the lessee are presented as follows within the Company’s consolidated balance sheet (in thousands):

As of December 31, 2022
Operating lease assets, net	11,765
Current portion of lease liabilities and other current liabilities	1,640
Long-term lease liabilities	12,708

$14,348

The following table summarizes the contractual maturities of operating lease liabilities (in thousands):

As of December 31, 2022
2023	$2,760
2024	3,106
2025	3,213
2026	3,322
2027	2,481
Thereafter	3,375
Total minimum lease payments	18,257
Imputed interest	(3,909)

Total minimum lease payments	$14,348

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Total lease cost for the year ended December 31, 2021 was not material. Total least cost of $2.3 million for the year ended December 31, 2022 was comprised of operating lease cost and was allocated between “General, selling, and administrative” and “Research and development” line items in the Consolidated Statements of Operations.

Other information related to leases where the Company is the lessee is as follows:

As of December 31, 2022
Supplemental lease information
Weighted average remaining lease term (in years)	5.89
Weighted average discount rate	8.30%

As of December 31, 2022
Supplemental lease information
Weighted average remaining lease term (in years)	5.89
Weighted average discount rate	8.30%

Supplemental cash flow information related to leases where the Company is the lessee is as follows (in thousands):

As of December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,065
Leased assets obtained in exchange for new operating lease liabilities	$11,765

Operating Lease Asset Impairment Charges

In December of 2022, we reassessed our production facility needs and began looking for sublease tenants for our Vista building lease. In determining whether our operating lease assets were impaired, we considered the intended future use of the assets, including whether we expect to be able to sublease the related facilities. In both cases, we expected to eventually be able to sublease the facilities. Our projected future cash inflows from potential sublease income reflected this expectation. In order to determine whether an impairment existed, we compared all future cash outflows related to the lease for the underlying operating lease asset and compared this with our projected future cash inflows based on a letter of intent from an interested sublessor. We developed a scenario to model the expected timing and amount of sublease income we expect to receive. In this scenario, the future cash outflows exceeded the expected future cash inflows, resulting in the conclusion that the operating lease assets were impaired. We then discounted the projected deficit in each scenario using our estimated cost of capital to determine the amount of the impairment charge to record. We recorded charges for non-cash impairments related to certain of our operating lease assets for $1.3 million. The operating lease asset impairment charge is included in general, selling, and administrative expenses. There were no operating lease asset impairment charges in 2021. We have not been legally released from our primary obligations under the original lease and therefore we continue to account for the original lease separately.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SIMPLE AGREEMENT FOR FUTURE EQUITY (“SAFE”)

During the year ended December 31, 2022 and the period from Inception to December 31, 2021, the Company entered into SAFE agreements with various investors in exchange for cash proceeds totaling $52.5 thousand and $2.5 million, respectively. Also, during the year ended December 31, 2022, the Company entered into a SAFE agreement with certain independent contractor as compensation for the services performed by them, in the amount of $80 thousand. The agreements provide the investors (and independent contractors) certain rights to future equity in the Company under the terms of the SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The terms of the SAFE agreements have materially consistent terms, except for differences in the “Valuation Cap” (as defined in the SAFE agreement) and discount rate.

The SAFE Agreements must be settled primarily upon the following events: (a) a qualified equity financing, as defined in the SAFE agreements (a “QEF”), (b) a change of control or initial public offering (a “Liquidity Event”), or (c) any other liquidation, dissolution or winding up of the Company (a “Dissolution Event”).

Upon a QEF, these SAFE agreements become convertible into shares of a special class of the Company’s preferred stock. The number of shares the SAFE agreements are convertible into is determined by the amount received from investors (or the value of services rendered by independent contractors) in the SAFE (the “SAFE Amount”), divided by the lower of (1) QEF, and (2) the price at which the Company issues shares in the QEF, multiplied by a discount rate (as stated in the SAFE agreement), which varies per agreement from 90% to 100%.

In the case of a Liquidity Event, SAFE holders are repaid, at their option, either (a) cash equal to their SAFE Amount, or (b) the number of common shares equal to the SAFE Amount divided by the price per share equal to the Valuation Cap divided by the number of shares of capital stock outstanding immediately prior to the Liquidity Event.

In the case of a Dissolution Event, the Company will first pay senior preferred stockholders any amounts due and payable to them in accordance with the Company’s certificate of incorporation, and then pay SAFE holders an amount to the SAFE Amount.

In addition, under certain SAFE agreements, the Company has the option to repurchase the SAFEs if it determines that it is likely that within six months from the date of determination that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, at the greater of: a) SAFE Amount or b) the fair market value of the SAFE instrument as determined by a third-party valuation.

The SAFE agreements issued to investors and independent contractors are recorded as “SAFE liability” on the balance sheet, measured at fair value on a recurring basis. The change in the fair value of the SAFEs during the period is recorded as “change in fair value of SAFE liability” in the statement of operations.

The valuation of the SAFE liability as of December 31, 2021, which was performed by a third-party with the assistance of management, relied upon the fair market value of common stock as of December 31st, 2021 of $8.80 based on the Regulation A offering price on that date. The fair market value of common stock serves as an input for the Black-Scholes method, which utilizes the Option Pricing Method (OPM) to calculate the implied value of each security based on the recent transaction price.

This valuation method estimated the fair value of the SAFEs within the OPM, which treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities as call options on the value of the company equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. The OPM considers the various terms of the stockholder and SAFE holders upon liquidation of the enterprise, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations. In addition, the method implicitly considers the effect of liquidation preferences as of the future liquidation date, not as of the valuation date.

An input to the OPM is volatility. To estimate volatility for the Company’s valuation specialist used the historical volatility of guideline public companies. A median volatility from the peer group was selected. Another input to the OPM is the Company’s expected time to exit. Lastly, each of the conversion events was probability-weighted based on management’s expectation for the probability of each outcome occurring as of the valuation date.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On August 18th, 2022, the Company filed a Restated Certificate of Incorporation and completed the Sale and Issuance of Series B-1 Preferred Stock (the “Series B-1 Preferred Stock Sale”). This was a qualified equity financing event as defined in the SAFE agreements in NOTE 5 and all SAFE agreements were converted into shares of Series B-1 Preferred Stock. The number of shares the SAFE agreements converted into was determined by the “SAFE Amount”, divided by the “Original Issue Price” as described below in the Liquidation Preference section.

Prior to the closing of the “Series B-1 Preferred Stock Sale”, the Company authorized the sale and issuance to the Investors of shares of its Series B-1-A Preferred Stock (the “Series B-1-A Preferred Stock”), Series B-1-B Preferred Stock (the “Series B-1-B Preferred Stock”), Series B-1-C Preferred Stock (the “Series B-1-C Preferred Stock”), Series B-1-D Preferred Stock (the “Series B-1-D Preferred Stock”), Series B-1-E Preferred Stock (the “Series B-1- E Preferred Stock”), Series B-1-F Preferred Stock (the “Series B-1-F Preferred Stock”), and Series B-1-G Preferred Stock (the “Series B-1-G Preferred Stock”, and together with the Series B-1-A Preferred Stock, the Series B-1-B Preferred Stock, the Series B-1-C Preferred Stock, the Series B-1-D Preferred Stock, the Series B-1-E Preferred Stock, and the Series B-1-F Preferred Stock, the “Shares”) and (ii) the issuance of the shares of Common Stock to be issued upon conversion of the Shares (the “Conversion Shares”). The Shares and the Conversion Shares shall have the rights, preferences, privileges, and restrictions set forth in the Restated Certificate.

The aggregate amount of the SAFE liability was $0 and $81.5 million as of December 31, 2022, and 2021, respectively. During the years ended December 31, 2022, and 2021, the change in the fair value of the SAFE liability was $20.4 million and $77.7 million, respectively.

During the years ended December 31, 2021, the Company paid commissions to a crowdfunding provider in the amount of $41.3 thousand representing approximately 1.9% of the gross SAFE proceeds issued to investors for originating the SAFE agreements with investors.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings which arise in the ordinary course of business.

License Agreement

On January 13, 2022, the Company entered into a Technology License Agreement (“TLA”). This enables the company to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data.

In consideration, the Company will pay license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement (“PSA”) after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, the Company agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the milestones set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

Through December 31, 2022, the Company paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. Subsequent to December 31, 2022, this agreement was amended to a fixed fee of the $1 million in cash and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. As of December 31, 2022 the Company recorded $6.9 million of licensing fee expenses related to this agreement using estimated dates of completion for each of the four installment payments. The Company has the right of first refusal to repurchase shares on the same terms.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES

The Company is capitalizing its startup costs and research and development (R&D) costs until it begins to generate revenue. The Company maintains a 100% valuation allowance against the U.S federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred tax assets will not be realized. During the years ended December 31, 2022 and 2021, the valuation allowance increased by approximately $18.1 million and $5.6 million respectively.

A reconciliation of the U.S federal statutory income tax rate of 21% to the Company’s effective income tax rate from continuing operations is as follows:

	December 31, 2022	December 31, 2021
Expected tax expense (benefit)	(17.2)	(21.0)
State Income tax expense (benefit)	(4.3)	(3.6)
SAFE liability change in FMV	4.3	11.2
Deferred true up	(0.9)	(1.0)
Deferred compensation	—	7.6
Change in valuation allowance	18.1	6.8

Effective income tax rate	0	0

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets
Start up cost	$4,538	$926
Research and development credit	14,435	4,165
Stock compensation	4,741	1,427
Other	—	—
Tax credit carryforward	939	—

Total deferred tax assets	24,653	6,519

Valuation allowance	$(24,653)	$(6,519)

Net deferred tax assets	—	—

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to tax in U.S. federal and state jurisdictions. No net operating losses (NOL) have been generated due to capitalization of start up and research and development costs until the Company begins to generate revenue. As of December 31, 2022, the Company had federal and state research tax credit carryforwards of $0.4 million and $0.5 million, respectively. The federal research credit carryforward will expire in 2041 if unutilized, while the state carryforwards have no expiration. A detailed study of the research tax credit has not been complete for period ended December 31, 2022, and a valuation allowance is expected for the full amount generated. At December 31, 2022 and 2021, the Company had gross deferred tax assets of $24.7 million and $6.5 million respectively. Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the gross deferred tax asset.

The Company’s tax years from 2019 and forward are subject to examination by U.S. federal and state tax authorities. The Company has not been, nor is currently, under examination by any jurisdiction.

NOTE 10 – STOCKHOLDERS’ EQUITY (DEFICIT)

Stock Split

During the year ended December 31, 2021, the Company filed its Certificate of Amendment to the Certificate of Incorporation with the state of Delaware to effect a stock split for its Common Stock at a ratio of 1-for-30 (the “Stock Split”). The stock split converted each share of Class A Common Stock outstanding into thirty (30) shares of Class A Common Stock and each share of Class B Common Stock outstanding into thirty (30) shares of Class B Common Stock, without any further action on the part of the holders. The number of issued and outstanding shares as of December 31, 2020 was increased from 1,706,625 to 51,198,750. The financial statements have been adjusted to reflect the stock split.

Preferred Stock

This corporation has used its authority to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares of common stock authorized to be issued is 305,000,000, par value $0.0001 per share (the “Common Stock”), 190,000,000 of which shares are designated as “Class A Common Stock” and 115,000,000 of which shares are designated as “Class B Common Stock”. The total number of shares of preferred stock authorized to be issued is 31,304,495, par value $0.0001 per share (the “Preferred Stock”), 217,391 of which shares are designated as “Series B-1-A Preferred Stock,” 379,774 of which shares are designated as “Series B-1-B Preferred Stock,” 4,234,991 of which shares are designated as “Series B-1-C Preferred Stock,” 772,597 of which shares are designated as “Series B-1-D Preferred Stock,” 4,618,667 of which shares are designated as “Series B-1-E Preferred Stock,” 1,071,984 of which shares are designated as “Series B-1-F Preferred Stock,” and 9,091 of which shares are designated as “Series B-1-G Preferred Stock,” (the Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock, and Series B-1-G Preferred Stock, collectively, the “Series B-1 Preferred Stock”) and 20,000,000 may be issued from time to time in in order or more series.

The Company created these seven series of Series B-1 Preferred Stock with varying original issue prices that correspond to the Series B-1-A or Cash Shares and six different conversion prices of the Company’s outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series B-1 Preferred Stock with the appropriate original issue price as described below.

Voting Rights

The holder of each share of Series B-1 Preferred Stock shall have the right to one vote for each share of Class B Common Stock into which such Series B-1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation, and except as provided by law or with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Class B Common Stock, with respect to any question upon which holders of Class B Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as converted basis (after aggregating all shares into which shares of Series B-1 Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liquidation Preference

In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Series B-1 Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the “Proceeds”), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Series B-1 Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series B-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series B-1 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Restated Certificate of Incorporation, “Original Issue Price” shall mean (i) $9.2000 per share for each share of the Series B-1-A Preferred Stock, (ii) $0.2185 per share for each share of the Series B-1-B Preferred Stock, (iii) $0.2427 per share for each share of the Series B-1-C Preferred Stock, (iv) $0.3851 per share for each share of the Series B-1-D Preferred Stock, (v) $0.4279 per share for each share of the Series B-1-E Preferred Stock, (v) $0.4855 per share for each share of the Series B-1-F Preferred Stock, and (vi) $8.8000 per share for each share of the Series B-1-G Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Series B-1 Preferred Stock).

The following table summarizes Series B Preferred Stock liquidation preferences as of December 31, 2022 (dollar amounts in thousands):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	217,391	77,079	$709
Series B-1-B Preferred Stock	379,774	379,774	83
Series B-1-C Preferred Stock	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	772,597	772,597	298
Series B-1-E Preferred Stock	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	9,091	9,091	80
Series B-1 Preferred Stock	20,000,000	—	—

Total Series B Preferred Stock as of December 31, 2022	31,304,495	11,164,183	$4,694

Dividend Provisions

The corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate of Incorporation) the holders of the Series B-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B-1 Preferred Stock in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series B-1 Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series B-1 Preferred Stock were converted to Common Stock at the then-effective Conversion Rate.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Right to Convert

Each share of Series B-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Series B-1 Preferred Stock into Class B Common Stock is referred to herein as the “Conversion Rate” for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial “Conversion Price” per share for each series of Series B-1 Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Series B-1 Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

Automatic Conversion

Each share of Series B-1 Preferred Stock shall automatically be converted into shares of Class B Common Stock at the Conversion Rate at the time in effect for such series of Series B-1 Preferred Stock immediately upon the earlier of (i) the closing of this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $75,000,000 of gross proceeds to this corporation (a “Qualified Public Offering”), following which, this corporation’s shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Class A Common Stock

We have authorized the issuance of 190,000,000 shares of our Class A common stock with $0.0001 par value. During the year ended December 31, 2022, the Company issued 1,410,179 shares of our Class A common stock at a weighted average price of approximately $8.87 per share for total proceeds of $10.2 million. During the year ended December 31, 2021, the Company issued 3,105,881 shares of our Class A common stock at price of approximately $1.75 per share for net proceeds of $5.4 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the year ended December 31, 2022, the Company issued 3,564,715 shares of our Class B common stock at a weighted average price of $9.16 per share for net proceeds of $29.0 million. During the year ended December 31, 2021, the Company issued 5,298,157 shares of our Class B common stock at a weighted average price of $5.31 per share for net proceeds of $29.0 million.

The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. As of December 31, 2022, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its 1-A offering. Fees paid to and accrued as of December 31, 2022, for Issuance, Inc. have been offset against additional paid-in capital as of December 31, 2022.

In addition, The Company is also listing our securities on the “Republic Platform”, a platform operated for the benefit of OpenDeal Broker LLC (“OpenDeal”). Dalmore and OpenDeal will each be referred to as the “Broker” as context permits. For sales on the Republic Platform, in addition to the fee paid to Dalmore, we will pay OpenDeal a cash commission equal to 4.75% of the value of the Class B Common Stock sold on the Republic Platform and a non-cash commission in Class B Common Stock equal to 2% of the total number of Class B Common Stock sold in the Offering. The fee amounts are based on the maximum fees that broker-dealers could receive in this Offering. Fees paid to Republic as of December 31, 2022 will be offset against additional paid-in capital in the future.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option Plan

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company’s “2021 Stock Option and Incentive Plan” (the “Plan”). The Plan allows the Company and any future subsidiaries to grant securities of the Company to employees, directors, and consultants. The objective of the issuance of options and awards is to promote the growth and profitability of the Company because the grantees will be provided with an additional incentive to achieve the Company’s objectives through participation in its success and growth and by encouraging their continued association with or service to the Company.

The Plan is administered by the Company’s Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Plan generally provides for the grant of incentive stock options, non-incentive stock options and restricted stock. The Committee has full discretion to set the vesting criteria. The exercise price of the stock option may not be less than 100% of the fair market value of the Company’s common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 8,002,206 and 8,937,056 as of December 31, 2022 and 2021, respectively.

The Company’s outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2020	—	$—	$—	$—
Granted	10,062,944	3.87		3.21
Exercised	—	—
Cancelled	—	4.85
Balance at December 31, 2021	10,062,944	$3.87	$49,586	$3.21	9.5

Granted	2,928,643	9.11		7.04	9.3
Exercised	—	—		—	—
Cancelled	(1,993,793)	4.85		3.75
Outstanding and expected to vest at December 31, 2022	10,997,794	$5.15	$58,823	$4.28	8.8

Vested and exercisable at December 31, 2022	3,173,708	$3.93	$20,855	$3.25	8.6

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to December 31, 2022, the Company issued 965,180 options to employees and consultants and accelerated the vesting of 3,150,227 new hire stock options for employees, directors and consultants.

The total fair value of stock options granted during the years ended December 31, 2022 and 2021, respectively was approximately $20.5 million and $32.3 million, respectively, which is recognized over the respective vesting periods. The total fair value of stock options vested during the years ended December 31, 2022 and 2021 was approximately $9.2 million and $1.1 million, respectively.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company’s share price over the expected term, expected risk-free interest.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Weighted average risk-free interest rate	2.61%	1.03%
Weighted average expected volatility	95.6%	93.7%
Weighted average expected term (in years)	6.19	6.95
Expected dividend yield	0.0%	0.0%
Exercise price	$5.15	$3.87

The allocation of stock-based compensation expense for the years ended December 31, 2022 and 2021, was as follows (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
General, selling, and administrative	$7,910	$3,773
Research and development	3,933	1,327

Total stock-based compensation	$11,843	$5,100

The number of stock options granted to officers for the years ended December 31, 2022 and 2021, was as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Chris Anthony (CEO/Director)	—	540,000
Steve Fambro (CEO/Director)	—	540,000
Brian Snow (Director)	594,737	—
Doug Lui (Director)	600,000	—

As of December 31, 2022 and 2021, the total unrecognized compensation cost related to outstanding time-based options was $27.4 million and $27.2 million, respectively, which is expected to be recognized over a weighted-average period of 2.78 and 3.6 years, respectively.

APTERA MOTORS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2022, the Company paid $0.3 million in design services provided by a vendor controlled by the Head of Design and $0.1 million for investment advisory services provided by a director of the company.

NOTE 13 – SUBSEQUENT EVENTS

Regulation A Investment

Subsequent to December 31, 2022, the Company has closed 1,292,489 shares of Class B common stock for $13.6 million of investment through the Regulation A offering.

Stock Options

In April of 2023, the board of directors voted to issue annual option grants under the Plan to existing employees and consultants in the amount of 965,180. Additionally, there was a vote to accelerate vesting on 3,150,227 new hire stock options for employees, directors and consultants.

Common Stock Issued for Services

In January of 2023 the Company issued 201,004 shares of Class B common stock for consulting services and an employee bonus.

California Energy Commission Grant

In February of 2023, Aptera Motors was approved for a $21.9 million grant from the California Energy Commission “CEC” to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on the Company achieving certain milestones, including having matching funds, as well as providing updates. Though management is working diligently to meet the requirements of the grant, there is no guarantee it will be able to do so.

Andromeda Sale

In April of 2023 the Company signed a settlement agreement where Aptera agrees to assign all of its right, title and interest in and to the capital stock of AI to each of the Andromeda Interfaces Founders (“AI Founders”) and in return agree to assign all of their right, title and interest in and to their Aptera Shares to Aptera, specifically, 251,087 shares of Aptera common stock, which represents the entire share consideration received under the Merger Agreement.

Aptera shall own all right, title, and interest in and to any Intellectual Property made, invented, developed, created, conceived or reduced to practice as a result of work conducted pursuant the AI Founders employment by, and services to or on behalf of, Aptera since April 1, 2022, or otherwise created jointly with Aptera or Andromeda since such date, through April 2023. Each AI Founder will assign and otherwise transfer to Aptera all such right, title, and interest in and to such Intellectual Property as is necessary to fully effect the foregoing. AI Founders will retain ownership of the design and intellectual property to certain products it had prior to being acquired.

The Company has evaluated subsequent events that have occurred through April 28, 2023, which is the date that the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

ITEM 8.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Restated Certificate of Incorporation (5)

2.2 Bylaws (2)

4.1 Form of Subscription Agreement (1)

5.1 Form of Voting Agreement (4)

6.1 2021 Stock Option and Incentive Plan (3)

6.2 Andromeda Interfaces Inc. Agreement and Plan of Merger and Settlement Agreement*

6.3 Chery Supply Agreement as amended

6.4 Option Agreement with Chris Anthony (3)

6.5 Option Agreement with Jannies Burlingame (3)

6.6 Option Agreement with Steve Fambro (3)

6.7 Single Tenant Lease – Net between the Company and EV 2340, LLC (4)

6.8 Lease between the Company and H.G. Fenton Property Company (4)

8.1 Escrow Agreement (6)

(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 9, 2021.
(2)	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on April 30, 2021.
(3)	Incorporated by reference to the Company’s Form 1-K filed with the SEC on May 2, 2022.
(4)	Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on July 13, 2022.
(5)	Incorporated by reference to the Company’s Form 1-U filed with the SEC on August 25, 2022.
(6)	Incorporated by reference to the Company’s Form 1-U filed with the SEC on December 9, 2022.

*	Portions of this exhibit have been omitted

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Chris Anthony
Co-Chief Executive Officer

Date: April 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chris Anthony
Co-Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

Date: April 28, 2023

/s/ Steve Fambro
Steve Fambro, Co-Chief Executive Officer, Director

Date: April 28, 2023

/s/ Doug Lui
Doug Lui, Director

Date: April 28, 2023

/s/ Brian W. Snow
Brian W. Snow, Director

Date: April 28, 2023